

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Yang (Sean) Liu
Chief Executive Officer
Color Star Technology Company, Limited
800 3rd Avenue, Suite 2800
New York, New York 10022

> **Re: Color Star Technology Company, Limited**
> **Form F-3**
> **Response Dated June 9, 2020**
> **File No. 333-238510**

Dear Mr. Liu:

We have reviewed your June 9, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2020 letter.

FORM F-3 FILED ON MAY 19, 2020

Our Business
History and Development of the Company, page 3

1. We have considered your response to comment one and note your conclusion that held for sale criteria was not met until March 2020. Please address the following with respect to your response:
   - Given the footnote disclosures in your interim financial statements outlining your decision to dispose of your concrete business as early as November 2019 and the eventual disposition through sale to existing shareholders, it remains unclear why held for sale criteria was not met prior to March 2020. Please tell us how you considered the guidance in Section 855-10-25 of the Accounting Standards

Codification in determining that the details related to your disposition represented a non-recognized versus recognized subsequent event.   Your response should outline all facts and circumstances considered that support your conclusion.

- Please tell us whether you believe the disposition of your concrete business is a material change in your business affairs.   In your response, please clarify how you assessed the need to include pro-forma financial information related to your disposition and any other financial information required because of a material disposition of assets outside the normal course of business.   Reference is made to paragraph 11-01(a)(4) of Article 11 of Regulation S-X and Item 5(b)(1)(i) and (iv) of Part I of Form F-3.
- Finally, please tell us whether you believe the change in your operations from a concrete business to an education service business represents a fundamental change, and if so, whether you believe your filing includes adequate information, including financial information, for a reader to understand the impact of that change.

2. We note your response to comment two did not address your impending acquisition of Color China Entertainment Limited.   Please clarify how you have evaluated the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to the Color China impending acquisition.   Your response should discuss how your predecessor business factored into your significance assessment and the basis for your conclusions.

You may contact Wilson Lee at (202) 551 - 3468 or Robert Telewicz at (202) 551 - 3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551 - 3269 or Pam Howell at (202) 551 - 3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Wu, Esq.